Exhibit 99.4

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release. The information contained in this news release is unaudited.

BCE reports second quarter 2025 results

•Consolidated revenue up 1.3% in Q2 2025 compared with Q2 2024, while consolidated adjusted EBITDA1 declined 0.9% reflecting higher operating costs for strong product revenue growth
•Net earnings of $644 million, up 6.6% with net earnings attributable to common shareholders of $579 million, up 7.8% or $0.63 per common share
•Adjusted net earnings1 of $592 million yielded adjusted EPS1 of $0.63, down 19.2%
•Free cash flow1 increased 5.0% to $1,152 million; cash flows from operating activities down 8.9% to $1,947 million
•Wireless improvement: 94,479 total mobile phone net subscriber activations2; postpaid churn2 down 0.12 points to 1.06% - first quarter of year-over-year improvement since Q3 2022
•26,583 consumer fibre Internet net subscriber activations2 contributed to 3% Internet revenue growth
•Bell Business Markets revenue growth driven by Ateko managed services, cybersecurity and Bell AI Fabric
•Fifth consecutive quarter of Bell Media revenue and adjusted EBITDA growth, up 3.8% and 7.8% respectively; digital revenue3 up 9% as digital platforms and advertising technology continue to drive growth
•2025 guidance updated to reflect close of the Ziply Fiber acquisition on August 1, 2025

MONTRÉAL, August 7, 2025 – BCE Inc. (TSX, NYSE: BCE) today reported results for the second quarter (Q2) of 2025.

“Bell’s second quarter results showcase our sharp focus on executing our strategic plan and delivering value for customers and shareholders,” said Mirko Bibic, President and CEO, BCE and Bell Canada.

While the significant changes in our economic and operating environments that have occurred since the Fall of 2024 persist, the timely and appropriate steps we have taken are yielding results. Our consolidated revenue is up 1.3% year-over-year, and we delivered a 6.6% increase in net earnings. Q2 further represents the first quarter of year-over-year improvement in our mobile phone postpaid customer churn in nearly three years – the direct result of our customer service improvements.

With more than $24 billion in capital invested since 2020, we are leading Canada’s telecommunications industry. We are offering our customers and shareholders made-in-Canada services and solutions: our managed services by Ateko offering cloud and workforce automation for enterprise; Bell AI Fabric providing companies access to cutting edge AI compute in Canada; and a strategic partnership with Canadian AI leader Cohere. And while the Canadian Radio-

television and Telecommunications Commission’s ill-advised decision has jeopardized further investments in core fibre infrastructure, we are proud to be the third largest fibre network and broadband provider in North America, even before the acquisition of Ziply Fiber.

As we turn to the second half of the year, we are pleased to announce today that we are hosting an Investor Day on October 14. This represents an important opportunity to demonstrate how each element of our strategic plan comes together to create long-term shareholder value.”
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1 Adjusted EBITDA is a total of segments measure, adjusted net earnings and free cash flow are non-GAAP financial measures, and adjusted EPS is a non-GAAP ratio. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on these measures.
2 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn and subscriber (or customer) units.
3 Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and out-of-home (OOH) digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and video-on-demand services.

KEY BUSINESS Developments

Expanding Bell’s network reach
•Bell completed its acquisition of Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the United States, accelerating its North American fibre growth strategy.
•For the third year in a row, Bell Pure Fibre was awarded Canada’s Fastest Internet in the Ookla® Speedtest® Awards, a global leader in fixed and mobile network testing and analysis4. Bell was also recognized across several other categories in Ookla’s latest Canada Market Report (1H 2025).

Building a sovereign AI ecosystem
•Bell announced Bell AI Fabric, a major investment that will create Canada’s largest artificial intelligence (AI) compute capacity project, increasing sovereign AI capacity and ensuring that Canadian companies can compete and win in the global AI economy. Bell AI Fabric is a national data centre supercluster aiming to provide upwards of 500 MW of hydro-electric powered AI compute capacity across six facilities.
•Bell announced a strategic partnership with Cohere, a Canadian enterprise AI company, to provide full-stack, sovereign AI solutions for government and enterprise customers across Canada and to deploy Cohere’s agentic AI platform, North, within Bell.

Strategic divestitures paving the way for key growth drivers
•BCE completed the previously announced sale of its 37.5% ownership stake in Maple Leaf Sports and Entertainment (MLSE) for $4.7 billion ($4.2 billion net of taxes) to Rogers Communications Inc. (Rogers). The proceeds of this transaction supported the acquisition of Ziply Fiber. As part of this agreement, Bell Media has secured access to content rights for the Toronto Maple Leafs and Toronto Raptors on TSN through the 2043/2044 season via a long-term agreement with Rogers.
•BCE entered into an agreement to sell its home security and monitored alarm assets to a.p.i. ALARM Inc. as part of its ongoing strategy to focus on its core telecommunications, enterprise solutions and media businesses. Completion of the sale is expected in the second half of 2025, subject to customary closing conditions.

Delivering future-ready solutions through partnerships
•Bell introduced a managed SD-WAN-as-a-Service powered by Fortinet, integrating network and security technologies to offer Canadian businesses enhanced user experience, improved security, increased uptime, simplified management, and scalability, while supporting secure connectivity for distributed employees and hybrid work styles.
•Bell and Zoom have partnered to deliver Workplace from Bell and Zoom, a unique suite of communication and collaboration services for Canadian enterprises available exclusively from Bell, reinforcing Bell's objective to provide AI-powered solutions for Canadian businesses' productivity and collaboration needs.

Putting customers first
•The 2024-2025 Complaints for Telecom-television Services (CCTS) mid-year report reflected Bell's focus on putting customers first, with Bell experiencing fewer complaints than both our major competitors. Overall, our BCE group of companies saw its share of industry complaints decrease by 1%, supported by a strong performance from Virgin Plus, which had a 5.7% decrease in complaints and a 16% decrease in its share of industry complaints.
•Bell introduced ahlo, a new smartphone brand designed in Canada to deliver essential features, strong performance, and smart design at an accessible price point.

Building a digital media and content powerhouse
•Bell Media unveiled its 2025/26 English and French-language original content lineup, featuring a total of 116 key returning and anticipated new titles.
•Bell Media announced the expansion of Crave to offer content from Bell Media’s extensive entertainment portfolio, CTV, Noovo, news, select sports and expanded kids programming, growing Crave’s content portfolio by more than 30%.
•Bell Media announced a strategic investment with Blink49Studios through Bell Ventures. This production and distribution partnership will enhance Blink49’s capabilities and reach in Canada and internationally as it continues to grow its slate of scripted and unscripted content.
•Bell Media partnered with Disney Entertainment to provide exclusive new streaming bundle offers that include Disney+, Crave, and TSN. Slated to launch later in 2025, the new bundles will provide viewers with a vast selection of premium content.
•Bell Media and The Trade Desk partnered to integrate the Bell Marketing Platform into the Kokai platform, providing advertisers with seamless access to Bell’s premium first-party data, custom audience-building capabilities, and, in the future, advanced measurement and analytics solutions.
•Bell Media and Formula 1 announced a long-term extension to Bell Media’s F1 media rights agreement, in conjunction with our agreement to keep the Formula 1 Canadian Grand Prix in Montréal through 2035.

BCE Executive team update
•Mark McDonald was promoted to the role of Executive Vice President and Chief Technology Officer, responsible for Bell’s network strategy and infrastructure, as well as maximizing the potential of key technologies like 5G wireless and fibre.
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4 Based on Ookla® Speedtest Intelligence® data, 1H 2025. All rights reserved.

BCE RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q2 2025	Q2 2024	% change
BCE
Operating revenues	6,085	6,005	1.3%
Net earnings	644	604	6.6%
Net earnings attributable to common shareholders	579	537	7.8%
Adjusted net earnings	592	712	(16.9%)
Adjusted EBITDA	2,674	2,697	(0.9%)
Net earnings per common share (EPS)	0.63	0.59	6.8%
Adjusted EPS	0.63	0.78	(19.2%)
Cash flows from operating activities	1,947	2,137	(8.9%)
Capital expenditures	(763)	(978)	22.0%
Free cash flow	1,152	1,097	5.0%

BCE operating revenues were $6,085 million in Q2 2025, up 1.3% compared to Q2 2024. Service revenue was down 0.8% to $5,267 million, due to a year-over-year decline at Bell Communication & Technology Services (CTS), partly offset by growth at Bell Media.

Net earnings in Q2 increased 6.6% to $644 million and net earnings attributable to common shareholders totalled $579 million, or $0.63 per share, up 7.8% and 6.8%, respectively.
•The year-over-year increases were mainly due to lower other expense and lower impairment of assets. These factors were partly offset by lower adjusted EBITDA, higher severance, acquisition and other costs, higher depreciation and amortization and higher interest expense.

Adjusted net earnings were down 16.9% in Q2 to $592 million, resulting in a 19.2% decrease in adjusted EPS to $0.63.

Adjusted EBITDA was down 0.9% in Q2 to $2,674 million, reflecting a 1.6% decrease at Bell CTS, partly offset by a 7.8% increase at Bell Media.

BCE’s adjusted EBITDA margin5 declined 1.0 percentage points to 43.9% from 44.9% in Q2 2024, due to the flow-through of lower year-over-year service revenue and a higher proportion of lower margin product sales. These factors were partly offset by:
◦decreased labour costs attributable to workforce reductions;
◦technology and automation-enabled operating efficiencies across the organization.

BCE capital expenditures in Q2 2025 were $763 million, down 22.0% from $978 million in Q2 last year, corresponding to a capital intensity6 of 12.5%, compared to 16.3% in Q2 2024.
•The year-over-year decrease is consistent with a planned reduction in capital spending primarily attributable to slower FTTP footprint expansion, largely due to regulatory decisions that discourage network investment.

BCE cash flows from operating activities in Q2 were $1,947 million, down 8.9% from Q2 2024.

•The year-over-year decrease was mainly due to higher severance and other costs paid and lower cash from working capital, partly offset by lower income taxes paid and lower interest paid.

Free cash flow increased 5.0% to $1,152 million from $1,097 million in Q2 2024.
•The year-over-year increase was mainly due to lower capital expenditures and lower cash dividends paid by subsidiaries to non-controlling interest, despite decreased cash flows from operating activities, excluding cash from acquisition and other costs paid.
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5 Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on adjusted EBITDA margin.
6 Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on capital intensity.

OPERATING RESULTS BY SEGMENT

Bell Communication and Technology Services7 (Bell CTS)

Total Bell CTS operating revenues increased 1.0% to $5,334 million in Q2 2025 compared to Q2 2024, due to higher product revenue, partially offset by lower service revenue.

Product revenue was up 17.4% in Q2 to $818 million, driven by:
•the opening of our first Bell AI Fabric facility in Kamloops, BC;
•higher wireless device sales to consumers from higher upgrade volumes and contracted activations.

Service revenue was down 1.5% in Q2 to $4,516 million, reflecting:
•ongoing declines in legacy voice, legacy data services and satellite services;
•greater acquisition, retention and bundle discounts on residential services compared to Q2 2024;
•lower mobile phone blended average revenue per user (ARPU)8,9,10.

These factors were partly offset by:
•expansion of our mobile phone, mobile connected device and retail Internet subscriber bases;
•flow through of rate increases;
•the financial contribution from acquisitions made over the past year;
•increased sales of managed services driven by growth at Ateko and in cybersecurity.

Bell CTS adjusted EBITDA decreased 1.6% in Q2 to $2,439 million, due to 3.2% higher operating costs, which together with the flow-through of lower year-over-year service revenue and a higher proportion of lower-margin product sales contributed to a 1.2 pts margin decline to 45.7%. The increase in operating costs this quarter is attributed to:
•higher cost of goods sold and commission expenses associated with an increase in product sales;
•non-recurring costs associated with the 2025 G7 Leader’s Summit.

These cost factors were partly offset by cost reduction initiatives and operating efficiencies.

Postpaid mobile phone net subscriber activations11 totaled 44,547 in Q2, down 43.3% from 78,500 in Q2 2024.

The year-over-year decrease was the result of 14.8% lower gross subscriber activations, due to a less active market, slowing population growth attributable to government immigration policies, and fewer bring-your-own-device activations reflecting our focus on higher-value subscriber loadings.

This was partly offset by a lower mobile phone postpaid customer churn11 rate, which improved 12 basis points to 1.06%, reflecting our improvements to customer service and our focus on retention.

Prepaid mobile phone net subscriber activations8,9,11 totaled 49,932 in Q2, compared to 52,543 in Q2 2024; Q2 2024 being our best Q2 result in over a decade. The decline was due to 3.7% lower gross activations reflecting slowing population growth attributable to government immigration policies.

Bell’s mobile phone customer base8,9,11 totaled 10,382,457 at the end of Q2 2025, a 0.4% increase over Q2 2024, comprised of 9,565,385 postpaid subscribers, up 1.3%, and 817,072 prepaid customers, down 8.9%.

Mobile phone blended ARPU was down 0.7% to $57.61 in Q2 2025 from $58.04 in Q2 2024. The decrease was due to:
•ongoing elevated competitive pressure on base rate plan pricing and greater impact of discounting;
•lower data overage revenue from customers subscribing to unlimited and larger capacity data plans;
•lower outbound roaming revenue as a result of decreased travel to the United States.

These factors were partly offset by revenues related to the 2025 G7 Leader’s Summit.

Mobile connected device net activations increased 10.9% in Q2 to 97,502 from 87,917 in Q2 2024, driven by increased connected car subscriptions and fewer data device deactivations.

At the end of Q2 2025, mobile connected device subscribers11 totaled 3,176,916, an increase of 10.0% over last year.

Bell added 26,583 total net consumer retail fibre Internet subscribers11 in Q2 2025, down 55.9% from 60,229 in Q2 2024.

Despite continued strong demand for Bell’s fibre services and bundled offerings with mobile service, the year-over-year decrease reflects:
•less new fibre footprint expansion compared to last year;
•slowing industry growth given lower immigration and slower housing starts.

Retail high-speed subscribers7,8 totaled 4,421,961 at the end of Q2 2025, representing a 2.2% decline compared to Q2 2024.

Bell’s retail IPTV customer base11 decreased by 15,851 net subscribers in Q2 2025, compared to a net loss of 1,313 in Q2 2024. The year-over-year decrease was due mainly to:

•less pull-through as a result of lower Internet activations;
•lower customer activations, particularly on our Fibe TV streaming service;
•greater competitive intensity.

At the end of Q2 2025, Bell served 2,100,690 retail IPTV subscribers7,12, a 1.1% decrease over Q2 2024.

Retail residential NAS net losses improved by 16.1% to 44,700 in Q2 2025, due to fewer customer deactivations.

Bell’s retail residential NAS customer base7,11 totalled 1,727,911 at the end of Q2 2025, representing a 10.2% decline compared to Q2 2024.
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7 In Q1 2025, we reduced our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases by 80,666, 441, and 14,150 subscribers, respectively, as at March 31, 2025, as we stopped selling new plans for this service under the Distributel, Acanac, Oricom and B2B2C brands. Additionally, at the beginning of Q1 2025, we reduced our retail high-speed Internet subscriber base by 2,783 subscribers to adjust for prior year customer deactivations following a review of customer accounts.
8 In Q3 2024, we removed 77,971 Virgin Plus prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at September 30, 2024, as we stopped selling new plans for this service as of that date. Additionally, as a result of a recent CRTC decision on wholesale high-speed Internet access services, we are no longer able to resell cable Internet services to new customers in our wireline footprint as of September 12, 2024, and consequently we removed all of the existing 106,259 cable subscribers in our wireline footprint from our retail high-speed Internet subscriber base as of that date.
9 In Q4 2024, we removed 124,216 Bell prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at December 31, 2024, as we stopped selling new plans for this service as of that date.
10 ARPU is defined as Bell CTS wireless external services revenues, divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on blended ARPU.
11 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn and subscriber (or customer) units.
12 In Q2 2024, we increased our retail IPTV subscriber base by 40,997 to align the deactivation policy for our Fibe TV streaming services to our traditional Fibe TV service.

Bell Media

Bell Media operating revenue increased 3.8% year-over-year to $843 million, driven by higher year-over-year subscriber revenue, partly offset by lower advertising revenue.

Formula 1 Canadian Grand Prix growth and the acquisitions of Sphere Abacus and OUTEDGE Media Canada also contributed to higher total media revenue this quarter.

Subscriber revenue increased 8.1% in Q2 2025 compared to Q2 2024, on continued Crave and sports direct-to-consumer streaming subscriber growth.

Advertising revenue was down 3.1% in Q2 2025, compared to the same period last year, due to continued soft overall traditional broadcast TV advertiser demand for non-sports, as well as lower year-over-year audio advertising revenues attributable to the previously announced divestiture of 45 radio stations, of which the majority was completed within the quarter.

These factors were partly offset by:
•higher digital video advertising revenue;
•the financial contribution from the acquisition of OUTEDGE Media Canada.

Total digital revenues grew 9% in Q2 2025 compared to Q2 2024, driven by:
•continued Crave and sports direct-to-consumer streaming subscriber growth;
•higher digital video advertising revenue reflecting growth in Connected TV and ad-supported subscription tiers on Crave.

Total Crave subscriptions increased 29% from last year to approximately 4.1 million, driven by a 72% increase in Crave direct-to-consumer streaming subscribers, while sports direct-to-consumer streaming subscribers increased 7%.

Adjusted EBITDA in Q2 2025 was up 7.8% to $235 million, delivering a 1.1 percentage-point increase in margin to 27.9% compared to the same period last year. This was driven by the flow-through of higher operating revenue, despite a 2.4% increase in operating costs due to the acquisitions of Sphere Abacus and OUTEDGE Media Canada, and higher costs associated with revenue growth from the Formula 1 Canadian Grand Prix, which were partly offset by workforce reductions.

COMMON SHARE DIVIDEND
BCE’s Board of Directors has declared a quarterly dividend of $0.4375 per common share, payable on October 15, 2025 to shareholders of record at the close of business on September 15, 2025.

UPDATED OUTLOOK FOR 2025
BCE updated its financial guidance targets for 2025, as provided on February 6, 2025, and updated on May 8, 2025 with respect to the annualized common dividend per share, as per the table below, to reflect the acquisition of Ziply Fiber, which closed on August 1, 2025. The guidance ranges do not reflect the pending divestiture of Northwestel.

	2024 Results	2025 Prior Guidance	2025 Current Guidance
Revenue growth	(1.1%)	(3%) to 1%	0% to 2%
Adjusted EBITDA growth	1.7%	(2%) to 2%	0% to 2%
Capital intensity	16%	Approx. 14%	Approx. 15%
Adjusted EPS growth[13]	(5.3%)	(13%) to (8%)	(13%) to (10%)
Free cash flow growth	(8.1%)	11% to 19%	6% to 11%
Annualized common dividend per share	$3.99	$1.75	$1.75

For 2025, we expect:
•wireless and broadband competitive pricing flowthrough pressure from 2024, lower subscriber loadings, decreased wireless product sales and higher media content and programming costs to impact revenue and adjusted EBITDA;
•a slowdown of our fibre build in Canada and efficiencies from transformation initiatives to drive lower capital expenditures;
•increased interest expense, higher depreciation and amortization expense, and a higher number of common shares outstanding due to the implementation in January and April 2025 of a discounted treasury DRP to drive lower adjusted EPS. On May 7, 2025, BCE terminated the discounted treasury issuance feature under the DRP. Revised adjusted EPS guidance as of August 7 does not reflect any purchase price allocation (PPA) due to Ziply Fiber acquisition as valuation has not yet been completed;
•lower capital expenditures to drive higher free cash flow.

Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2025 financial guidance targets are based, as well as the principal related risk factors.
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13 Revised adjusted EPS guidance as of August 7 does not reflect any purchase price allocation (PPA) due to Ziply Fiber acquisition as valuation has not yet been completed.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call with the financial community to discuss Q2 2025 results on Thursday, August 7 at 8:00 am eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-800-206-4400 or 289-514-5005. A replay will be available until midnight on September 7, 2025 by dialing 1-877-454-9859 or 647-483-1416 and entering passcode 5428649. A live audio webcast of the conference call will be available on BCE's website at BCE Q2-2025 conference call.

NON-GAAP AND OTHER FINANCIAL MEASURES

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with IFRS® Accounting Standards or GAAP while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE's performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

•Non-GAAP financial measures
•Non-GAAP ratios
•Total of segments measures
•Capital management measures
•Supplementary financial measures

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures' labelling is not sufficiently descriptive.

Non-GAAP Financial Measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE's consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management's perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this news release to explain our results as well as reconciliations to the most directly comparable financial measures under IFRS Accounting Standards.

Adjusted net earnings – Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable financial measure under IFRS Accounting Standards is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

($ millions)

	Q2 2025	Q2 2024
Net earnings attributable to common shareholders	579	537
Reconciling items:
Severance, acquisition and other costs
Net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans
Net equity losses on investment in associates and Joint Ventures
Net losses on investments
Early debt redemption gains
Impairment of assets
Income taxes for above reconciling items
	41 43 - 8 (91) 8 4	22 23 93 2 - 60 (25)
Non-controlling interest (NCI) for the above reconciling items	-	-
Adjusted net earnings	592	712

Free cash flow and free cash flow after payment of lease liabilities – Free cash flow and free cash flow after payment of lease liabilities are non-GAAP financial measures and they do not have any standardized meaning under IFRS Accounting Standards. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We define free cash flow after payment of lease liabilities as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less principal payment of lease liabilities, capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow and free cash flow after payment of lease liabilities to be important indicators of the financial strength and performance of our businesses. Free cash flow and free cash flow after payment of lease liabilities show how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow and free cash flow after payment of lease liabilities to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable financial measure under IFRS Accounting Standards is cash flows from operating activities.

The following tables are reconciliations of cash flows from operating activities to free cash flow and free cash flow after payment of lease liabilities on a consolidated basis.

($ millions)

	Q2 2025	Q2 2024
Cash flows from operating activities	1,947	2,137
Capital expenditures	(763)	(978)
Cash dividends paid on preferred shares	(38)	(45)
Cash dividends paid by subsidiaries to NCI	-	(28)
Acquisition and other costs paid	6	11
Free cash flow	1,152	1,097

($ millions)

	Q2 2025	Q2 2024
Cash flows from operating activities	1,947	2,137
Capital expenditures	(763)	(978)
Cash dividends paid on preferred shares	(38)	(45)
Cash dividends paid by subsidiaries to NCI	-	(28)
Acquisition and other costs paid	6	11
Free cash flow	1,152	1,097
Principal payment of lease liabilities	(278)	(270)
Free cash flow after payment of lease liabilities	874	827

Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this news release to explain our results.

Adjusted EPS – Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, refer to Non-GAAP Financial Measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Total of Segments Measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE's consolidated primary financial statements.

Below is a description of the total of segments measure that we use in this news release to explain our results as well as a reconciliation to the most directly comparable financial measure under IFRS Accounting Standards.

Adjusted EBITDA – Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE's consolidated income statements.

The most directly comparable financial measure under IFRS Accounting Standards is net earnings.

The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

($ millions)

	Q2 2025	Q2 2024
Net earnings Severance, acquisition and other costs Depreciation Amortization Finance costs Interest expense Net return on post-employment benefit plans Impairment of assets Other expense Income taxes	644 41 949 338 442 (26) 8 38 240	604 22 945 325 426 (17) 60 101 231
Adjusted EBITDA	2,674	2,697

Capital Management Measures

A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.

The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS Accounting Standards in IAS 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS Accounting Standards do not prescribe any particular calculation method.

Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE's consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures' labelling is not sufficiently descriptive.

KEY PERFORMANCE INDICATORS (KPIs)

We use adjusted EBITDA margin, blended ARPU, capital intensity, churn and subscriber (or customer or NAS) units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

About BCE

BCE is Canada’s largest communications company14, providing advanced Bell broadband Internet, wireless, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let's Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let's Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.
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14 Based on total revenue and total combined customer connections.

Media inquiries
Ellen Murphy
media@bell.ca

Investor inquiries
Krishna Somers
krishna.somers@bell.ca

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to: BCE’s updated 2025 guidance (including revenue, adjusted EBITDA, capital intensity, adjusted EPS, free cash flow and annualized common dividend per share); BCE’s objective to create long-term value for its shareholders; the acquisition of Northwest Fiber Holdco, LLC (doing business as Ziply Fiber (Ziply Fiber)); Bell Canada’s launch of Bell AI Fabric intended to create Canada’s largest AI compute capacity project, the benefits expected to result therefrom and the expected size of the investment intended to be made by Bell Canada in Bell AI Fabric; the proposed disposition of BCE’s home security and monitored alarm assets to a.p.i. ALARM Inc. and the expected timing and completion thereof; and BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of August 7, 2025 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after August 7, 2025. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions
Our forward-looking statements are based on certain assumptions concerning the Canadian economy. Given ongoing uncertainty around U.S. trade policy, the economic outlook remains clouded. While the risk of a severe and escalating global trade conflict has diminished and there is some clarity around what tariffs will look like, how U.S. trade policy will unfold remains highly uncertain. It is still too early to confidently project the effects of tariffs on economic growth and inflation. We have assumed current trade policies remain in place. In particular, we have assumed:
•Slowing economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.3% in 2025 under the current tariff scenario, representing a decrease from the earlier estimate of 1.8%
•Slower population growth because of government policies designed to slow immigration
•Slowdown in consumer spending reflecting ongoing trade policy uncertainty
•Slowing business investment, particularly by businesses in sectors most reliant on U.S. markets
•Stable consumer price index (CPI) inflation
•Ongoing labour market softness
•Interest rates expected to remain at or near current levels
•Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices

U.S. Economic Assumptions
Following our acquisition of Ziply Fiber, our forward-looking statements are now based on certain assumptions concerning the U.S. economy. In particular, we have assumed:
•Stable consumer spending, but emerging concerns about upward pricing pressure stemming from evolving trade policies
•Slowing business investment due to trade policy uncertainty
•Stable CPI inflation

•Slower population growth than recent historical trends

Canadian Market Assumptions
Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following assumptions:
•A higher level of wireline and wireless competition in consumer, business and wholesale markets
•Higher, but slowing, wireless industry penetration
•A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors
•The Canadian traditional TV and radio advertising markets are expected to be impacted by audience declines as the advertising market growth continues to shift towards digital
•Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video on demand (SVOD) streaming services together with further scaling of OTT aggregators

U.S. Market Assumptions
Following our acquisition of Ziply Fiber, our forward-looking statements now reflect various U.S. market assumptions for our products and services. In particular, we have made the following assumptions:
•A higher level of wireline pricing competition in consumer, business and wholesale markets
•Increased demand for colocation and datacenter connectivity services
•A shrinking traditional voice services market as customers migrate to wireless or Voice over Internet Protocol (VoIP) offerings

Assumptions Applicable to our Bell CTS Segment (Excluding Ziply Fiber)
Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell CTS segment (excluding Ziply Fiber):
•Stable or slight decrease in our market share of national operators' wireless mobile phone net additions as we manage increased competitive intensity and promotional activity across all regions and market segments
•Ongoing expansion and deployment of Fifth Generation (5G) and 5G+ wireless networks, offering competitive coverage and quality
•Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions
•Slightly declining mobile phone blended average revenue per user (ARPU) due to competitive pricing pressure
•Continuing business customer adoption of advanced 5G, 5G+ and Internet of Things (IoT) solutions
•Continued scaling of technology services from recent acquisitions made in the enterprise market through leveraging our sales channels with the acquired businesses’ technical expertise
•Improving wireless handset device availability in addition to stable device pricing and margins
•Moderating deployment of direct fibre to incremental homes and businesses within our wireline footprint
•Continued growth in retail Internet subscribers
•Increasing wireless and Internet-based technological substitution
•Continued focus on the consumer household and bundled service offers for mobility, Internet and content services
•Continued large business customer migration to Internet protocol (IP)-based systems

•Ongoing competitive repricing pressures in our business and wholesale markets
•Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services, which, in many cases, are also sold as a service by Bell Business Markets (BBM) to ensure continuity of customer relationships and adjacent revenue growth opportunities
•Increasing customer adoption of OTT services resulting in downsizing of television (TV) packages and fewer consumers purchasing BDU subscriptions services
•Realization of cost savings related to operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital and AI adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our communication and technology services business

Assumptions Applicable to Ziply Fiber
Following our acquisition of Ziply Fiber, our forward-looking statements are also based on the following internal operational assumptions with respect to Ziply Fiber:
•Continued growth in retail Internet customers with continued deployment of direct fibre to incremental homes and businesses within our footprint
•Increasing retail Internet ARPU through continued migration of customers to higher speed tiers and rate increases
•Ongoing competitive repricing pressures in our business and wholesale markets
•Realization of cost savings related to operational efficiencies enabled by our direct fibre footprint, digital and AI adoption, expanding self service capabilities, and other improvements to the customer service experience

Assumptions Applicable to our Bell Media Segment
Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Media segment:
•Overall digital revenue expected to reflect scaling of Connected TV, DTC advertising and subscriber growth, as well as digital growth in our out-of-home (OOH) business contributing towards the advancement of our digital-first media strategy
•Leveraging of first-party data to improve targeting, advertisement delivery including personalized viewing experience and attribution
•Continued escalation of media content costs to secure quality content
•Continued scaling of Crave, TSN, TSN+ and RDS through expanded distribution, optimized content offering and user experience improvements
•Continued support in original French content with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio Canada, to better serve our French-language customers through a personalized digital experience
•Ability to successfully acquire and produce highly-rated programming and differentiated content
•Building and maintaining strategic supply arrangements for content across all screens and platforms
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial Assumptions Concerning BCE15

Our forward-looking statements are also based on the following internal financial assumptions with respect to BCE for 2025:
•An estimated post-employment benefit plans service cost of approximately $205 million
•An estimated net return on post-employment benefit plans of approximately $100 million
•Depreciation and amortization expense of approximately $5,200 million to $5,250 million
•Interest expense of approximately $1,800 million to $1,850 million
•Interest paid of approximately $1,875 million to $1,925 million
•An average effective tax rate of approximately 17%
•Non-controlling interest of approximately $60 million
•Contributions to post-employment benefit plans of approximately $40 million
•Payments under other post-employment benefit plans of approximately $60 million
•Income taxes paid (net of refunds) of approximately $700 million to $800 million
•Weighted average number of BCE common shares outstanding of approximately 930 million
•An annualized common share dividend of $1.75 per share

Assumptions underlying expected continuing contribution holiday in 2025 in the majority of our pension plans
We have made the following principal assumptions underlying the expected continuing contribution holiday in 2025 in the majority of our pension plans:
•At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components
•No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
•No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards

The foregoing assumptions, although considered reasonable by BCE on August 7, 2025, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2025 guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2025 guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the negative effect of adverse economic conditions, including from trade tariffs and other protective government measures, including the imposition of U.S. tariffs on imports from Canada and retaliatory tariffs by the Canadian government on goods coming from the U.S., recessions, inflation, reductions in immigration levels, high housing support costs relative to income, and financial and capital market volatility, and the resulting negative impact on customer spending and the demand for our products and services, higher costs and supply chain disruptions; the negative effect of adverse conditions associated with geopolitical events; the intensity of competitive activity and the failure to effectively respond to evolving competitive dynamics; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, over-the-top (OTT) and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; high Canadian Internet and smartphone penetration; regulatory initiatives, proceedings and decisions, government consultations and government positions that negatively affect us and influence our business including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations; unfavourable resolution of legal proceedings; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure, including the failure to meet customer expectations of product and service experience; the inability to drive a positive customer experience; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement an effective security and data governance framework; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; service interruptions or outages due to network failures or slowdowns; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, information technology (IT) systems, equipment and other facilities; the failure by other telecommunications carriers on which we rely to provide services to complete planned and sufficient testing, maintenance, replacement or upgrade of their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; the complexity of our operations and IT systems and the failure to implement, maintain or manage highly effective processes and IT systems; in-orbit and other operational risks to which the satellites used to provide our satellite television (TV) services are subject; the failure to attract, develop and retain a talented team capable of furthering our strategic imperatives and operational transformation; the potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations and the de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations; the failure to adequately manage health and safety concerns; labour disruptions and shortages; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether our dividend payout policy will be maintained or achieved, or that the dividend on common shares will be maintained or dividends on any of BCE’s outstanding shares will be declared by BCE’s board of directors (the Board); the failure to reduce costs and adequately assess investment priorities, as well as unexpected increases in costs; the inability to manage various credit, liquidity and market risks; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; pension obligation volatility and increased contributions to post-employment benefit plans; the expected timing and completion of the proposed disposition of Northwestel Inc. (Northwestel) are subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, the purchaser securing financing and the completion of confirmatory due diligence, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed disposition will be realized; the expected timing and completion of the transaction relating to the formation of Network FiberCo, a long-term strategic partnership to accelerate the development of fibre infrastructure through Ziply Fiber in underserved markets in the U.S., are subject to customary closing conditions and other risks and uncertainties, which may affect its completion, terms or timing and, as such, there can be no assurance that the transaction relating to the formation of Network FiberCo will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result therefrom will be realized; reputational risks and the inability to meaningfully integrate environmental, social and governance (ESG) considerations into our business strategy, operations and governance; the adverse impact of various internal and external factors on our ability to achieve our ESG targets including, without limitation, those related to greenhouse gas (GHG) reduction and supplier engagement; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; the failure to develop and implement sufficient corporate governance practices; the inability to adequately manage social issues; health risks, including pandemics, epidemics and other health concerns, such as radio frequency emissions from wireless communications devices and equipment; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; the failure to successfully expand Ziply Fiber’s fibre network and optimize its existing copper network; the inability of Ziply Fiber’s current and future initiatives or programs to generate the level of returns, or to occur on the timeline, we anticipate; the intensity of competitive activity in Ziply Fiber’s services market in the U.S., and the failure to effectively respond to fragmented and rapidly evolving competitive dynamics; the failure to successfully integrate Ziply Fiber as a subsidiary of BCE, and to generate the anticipated benefits from the acquisition of Ziply Fiber; the failure to accurately anticipate fluctuations in the exchange rate between the Canadian dollar and U.S. dollar and our inability to successfully implement currency hedging strategies; Ziply Fiber is subject to significant regulation in the U.S. which may reduce the amount of subsidies or revenues it receives, increase its compliance burdens or constrain its ability to compete; the failure to comply with the non-U.S. ownership rules and our regulatory obligations imposed by the Federal Communications Commission; changes to tax legislation in the U.S., Canada, or other relevant jurisdictions, or to its interpretation or enforcement, may affect Ziply Fiber’s income tax position, as well as our effective tax rate and the after-tax returns we derive from Ziply Fiber’s U.S. operations.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2024 Annual MD&A dated March 6, 2025 and BCE’s 2025 First and Second Quarter MD&As dated May 7, 2025 and August 6, 2025, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.
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15 The financial assumptions concerning BCE have been updated to reflect the acquisition of Ziply Fiber.